Exhibit 99.1

Lufax Reports Third Quarter 2024 Financial Results

SHANGHAI, October 21, 2024 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Total income was RMB5,543 million (US$790 million) in the third quarter of 2024, compared to RMB8,050 million in the same period of 2023.

•	Net loss was RMB725 million (US$103 million) in the third quarter of 2024, compared to net profit of RMB131 million in the same period of 2023.

(In millions except percentages, unaudited)	Three Months Ended September 30,
	2023	2024		YoY
	RMB	RMB	USD
Total income	8,050	5,543	790	(31.1%)
Total expenses	(7,747)	(6,262)	(892)	(19.2%)
Total expenses excluding credit impairment losses, finance costs and other (gains)/losses	(4,650)	(2,982)	(425)	(35.9%)
Credit impairment losses, finance costs and other (gains)/losses	(3,097)	(3,279)	(467)	5.9%
Net profit/(loss)	131	(725)	(103)	(653.7%)

Third Quarter 2024 Operational Highlights

•

Total outstanding balance of loans was RMB213.1 billion as of September 30, 2024 compared to RMB366.3 billion as of September 30, 2023, representing a decrease of 41.8%, among which the outstanding balance of consumer finance loans was RMB46.4 billion as of September 30, 2024, compared to RMB36.1 billion as of September 30, 2023, representing an increase of 28.7%.

•

Total new loans enabled were RMB50.5 billion in the third quarter of 2024, which remained flattish compared to RMB50.5 billion in the same period of 2023, among which new consumer finance loans were RMB26.4 billion in the third quarter of 2024, compared to RMB20.6 billion in the same period of 2023, representing an increase of 27.8%.

•	Cumulative number of borrowers increased by 24.1% to approximately 24.8 million as of September 30, 2024 from approximately 20.0 million as of September 30, 2023.

•

As of September 30, 2024, including the consumer finance subsidiary, the Company bore risk on 64.2% of its outstanding balance, up from 31.8% as of September 30, 2023. Credit enhancement partners bore risk on the other 35.1% of the outstanding balance, among which Ping An Property & Casualty Insurance Company of China, Ltd. accounted for a majority.

•	As of September 30, 2024, excluding the consumer finance subsidiary, the Company bore risk on 58.7% of its outstanding balance, up from 25.7% as of September 30, 2023.

•	For the third quarter of 2024, the Company’s retail credit enablement business take rate[1] based on loan balance was 9.7%, as compared to 7.8% for the third quarter of 2023.

•

C-M3 flow rate[2] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 0.9% in the third quarter of 2024, which is flattish compared to the second quarter of 2024. Flow rates for the general unsecured loans and secured loans the Company had enabled were 0.9% and 0.9% respectively in the third quarter of 2024, as compared to 0.9% and 0.7% respectively in the second quarter of 2024.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.2% as of September 30, 2024, as compared to 5.4% as of June 30, 2024. DPD 30+ delinquency rate for general unsecured loans was 5.5% as of September 30, 2024, as compared to 5.8% as of June 30, 2024. DPD 30+ delinquency rate for secured loans was 4.5% as of September 30, 2024, as compared to 4.1% as of June 30, 2024.

•

DPD 90+ delinquency rate[4] for total loans enabled, excluding the consumer finance subsidiary, was 3.2% as of September 30, 2024, as compared to 3.4% as of June 30, 2024. DPD 90+ delinquency rate for general unsecured loans was 3.4% as of September 30, 2024, as compared to 3.7% as of June 30, 2024. DPD 90+ delinquency rate for secured loans was 2.5% as of September 30, 2024, as compared to 2.5% as of June 30, 2024.

•	As of September 30, 2024, the non-performing loan (NPL) ratio[5] for consumer finance loans was 1.2% as compared to 1.4% as of June 30, 2024.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “During the third quarter, while Puhui loan demand remained weak, our consumer finance business continued to grow and delivered a solid performance. We maintained stable asset quality, with the C-M3 flow rate of our Puhui loans remaining steady despite declining balances, while our consumer finance NPL ratio continued to improve. As we anticipate it will take time for small business owners to benefit from recent stimulus policies enacted in late September, we are maintaining a cautious and diligent approach to our business strategies. In the meantime, we will place additional emphasis on non-SBO customers and continue to develop our consumer finance business. This balanced approach, combined with our ongoing risk management efforts, positions us well to navigate the evolving landscape while supporting the financial needs of both SBO and non-SBO customers in China’s dynamic economy.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income (excluding revenue from PAObank and LUAN credit subsidiaries), guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and LUAN credit subsidiaries are excluded from the calculation.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “Our continued focus on operational refinements has yielded solid results. By maintaining a prudent approach to credit standards, our C-M3 flow rate of Puhui loans stabilized at 0.9% and the NPL ratio for consumer finance loans further decreased to 1.2%. Meanwhile, the ongoing rollout of our 100% guarantee model for Puhui loans has had a favorable impact on the take rate of our outstanding balance, which reached 9.7% this quarter. In addition, our consumer finance business demonstrated continuous growth, with a 27.8% year-over-year increase in new loan sales, comprising 52% of total new loan sales in the quarter. As we strive for sustainable long-term growth, our vigilant approach and continued operational enhancements will remain essential.”

Mr. Alston Peiqing Zhu, Chief Financial Officer of Lufax, commented, “During the third quarter, our two main operating entities maintained their solid capital positions. Our guarantee subsidiary’s leverage ratio stood at 2.6x, well within the 10x regulatory limit. At the same time, our consumer finance subsidiary had a healthy 14.9% capital adequacy ratio, as compared to the 10.5% regulatory requirement. We remain committed to our prudent strategy as we seek to improve our market position and drive success for our business and our shareholders.”

Third Quarter 2024 Financial Results

TOTAL INCOME

Total income was RMB5,543 million (US$790 million) in the third quarter of 2024, compared to RMB8,050 million in the same period of 2023, representing a decrease of 31%.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	3,259	40.5%	1,633	29.5%	(49.9%)
Net interest income	3,307	41.1%	2,687	48.5%	(18.8%)
Guarantee income	941	11.7%	818	14.7%	(13.1%)
Other income	291	3.6%	333	6.0%	14.3%
Investment income	253	3.1%	73	1.3%	(71.1%)
Share of net profits of investments accounted for using the equity method	(1)	0.0%	—	—	100.0%
Total income	8,050	100.0%	5,543	100.0%	(31.1%)

•

Technology platform-based income was RMB1,633 million (US$233 million) in the third quarter of 2024, compared to RMB3,259 million in the same period of 2023, representing a decrease of 49.9%, due to 1) the decrease of retail credit service fees as a result of the decrease in loan balance and 2) the decrease of referral and other technology platform-based income due to the Company’s exit from the Lujintong[6] business that it had previously conducted.

•

Net interest income was RMB2,687 million (US$383 million) in the third quarter of 2024, compared to RMB3,307 million in the same period of 2023, representing a decrease of 18.8%, mainly due to the decrease in loan balance, partially offset by the increase of net interest income from the Company’s consumer finance business.

[6]

Lujintong was a platform the company launched in 2019, aiming to help its financial institution partners to acquire borrowers directly through dispersed sourcing nationwide. The company downscaled the operations of Lujintong in 2023 and ceased its operation by the end of April 2024.

•

Guarantee income was RMB818 million (US$117 million) in the third quarter of 2024, compared to RMB941 million in the same period of 2023, representing a decrease of 13.1%, primarily due to a lower average fee rate.

•

Other income was RMB333 million (US$47 million) in the third quarter of 2024, compared to other income of RMB291 million in the same period of 2023. The increase was mainly due to the increased account management fees driven by improved collection performance.

•

Investment income was RMB73 million (US$10 million) in the third quarter of 2024, compared to RMB253 million in the same period of 2023, mainly due to the increased losses associated with certain investment assets.

TOTAL EXPENSES

Total expenses decreased by 19% to RMB6,262 million (US$892 million) in the third quarter of 2024 from RMB7,747 million in the same period of 2023. This decrease was mainly due to the decrease in sales and marketing expenses by 50% to RMB1,148 million (US$164 million) in the third quarter of 2024 from RMB2,290 million in the same period of 2023. Total expenses excluding credit impairment losses, finance costs and other (gains)/losses decreased by 36% to RMB2,982 million (US$425 million) in the third quarter of 2024 from RMB4,650 million in the same period of 2023.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2023		2024		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	2,290	28.5%	1,148	20.7%	(49.9%)
General and administrative expenses	500	6.2%	468	8.4%	(6.4%)
Operation and servicing expenses	1,478	18.4%	1,096	19.8%	(25.8%)
Technology and analytics expenses	382	4.7%	271	4.9%	(29.2%)
Credit impairment losses	3,001	37.3%	3,270	59.0%	9.0%
Finance costs	40	0.5%	59	1.1%	48.9%
Other (gains)/losses - net	56	0.7%	(50)	(0.9%)	(190.1%)
Total expenses	7,747	96.2%	6,262	113.0%	(19.2%)

•

Sales and marketing expenses decreased by 49.9% to RMB1,148 million (US$164 million) in the third quarter of 2024 from RMB2,290 million in the same period of 2023. The decrease was mainly due to 1) decreased loan-related expenses as a result of the decrease in loan balance and 2) decreased retention expenses and referral expenses from platform service attributable to the Company’s exit from the Lujintong business that it had previously conducted.

•

General and administrative expenses decreased by 6.4% to RMB468 million (US$67 million) in the third quarter of 2024 from RMB500 million in the same period of 2023, mainly due to our efforts to streamline operations and the decrease of tax and surcharge.

•

Operation and servicing expenses decreased by 25.8% to RMB1,096 million (US$156 million) in the third quarter of 2024 from RMB1,478 million in the same period of 2023, due to the Company’s expense control measures and the contraction in our loan balance, partially offset by increased commissions associated with improved collection performance.

•

Technology and analytics expenses decreased by 29.2% to RMB271 million (US$39 million) in the third quarter of 2024 from RMB382 million in the same period of 2023, primarily due to the Company’s expense control measures.

•

Credit impairment losses increased by 9.0% to RMB3,270 million (US$466 million) in the third quarter of 2024 from RMB3,001 million in the same period of 2023, mainly due to increased provision related to loans and certain investment assets.

•

Finance costs increased by 48.9% to RMB59 million (US$8 million) in the third quarter of 2024 from RMB40 million in the same period of 2023, mainly due to the decrease of interest income from bank deposits, partially offset by the decrease of interest expenses as a result of our repayment of our C-Round Convertible Promissory Notes upon their maturity on September 30, 2023.

•	Other gains were RMB50 million (US$7 million) in the third quarter of 2024, compared to other losses of RMB56 million in the same period of 2023, mainly due to the increase of government subsidies.

NET LOSS

Net loss was RMB725 million (US$103 million) in the third quarter of 2024, compared to a net profit of RMB131 million in the same period of 2023, as a result of the aforementioned factors.

LOSS PER ADS

Basic and diluted loss per American Depositary Share (“ADS”) were both RMB1.12 (US$0.16) in the third quarter of 2024. Each one ADS represents two ordinary shares.

BALANCE SHEET

The Company had RMB27,039 million (US$3,853 million) in cash at bank as of September 30, 2024, as compared to RMB39,599 million as of December 31, 2023. Net assets of the Company amounted to RMB86,340 million (US$12,303 million) as of September 30, 2024, as compared to RMB93,684 million as of December 31, 2023.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, October 21, 2024 (9:00 A.M. Beijing Time on Tuesday, October 22, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10193712/fdbbe67610

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through October 28, 2024, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Conference ID:	8154019

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed to address the needs of small business owners and others. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the rate in effect as of September 30, 2024, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’ s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’ s goals and strategies; Lufax’ s future business development, financial condition and results of operations; expected changes in Lufax’ s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’ s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	3,259,370	1,633,073	232,711	12,345,440	6,184,965	881,350
Net interest income	3,307,385	2,686,933	382,885	10,022,932	8,247,873	1,175,313
Guarantee income	940,803	817,591	116,506	3,506,208	2,592,991	369,498
Other income	291,132	332,811	47,425	828,764	969,594	138,166
Investment income	252,599	72,988	10,401	697,606	488,645	69,631
Share of net profits of investments accounted for using the equity method	(817)	—	—	(2,404)	(691)	(98)

Total income	8,050,472	5,543,396	789,928	27,398,546	18,483,377	2,633,860

Sales and marketing expenses	(2,290,403)	(1,147,502)	(163,518)	(7,860,523)	(4,037,137)	(575,287)
General and administrative expenses	(499,899)	(467,692)	(66,646)	(1,749,315)	(1,460,891)	(208,175)
Operation and servicing expenses	(1,477,852)	(1,096,418)	(156,238)	(4,611,878)	(3,751,090)	(534,526)
Technology and analytics expenses	(382,161)	(270,713)	(38,576)	(1,067,777)	(798,446)	(113,778)
Credit impairment losses	(3,001,108)	(3,270,214)	(466,002)	(9,130,614)	(8,691,786)	(1,238,570)
Finance costs	(39,960)	(59,492)	(8,478)	(364,248)	(130,897)	(18,653)
Other gains/(losses) - net	(55,794)	50,279	7,165	117,062	(248,711)	(35,441)

Total expenses	(7,747,177)	(6,261,752)	(892,293)	(24,667,293)	(19,118,958)	(2,724,430)

Profit before income tax expenses	303,295	(718,356)	(102,365)	2,731,253	(635,581)	(90,570)
Income tax expenses	(172,322)	(6,898)	(983)	(864,292)	(1,649,625)	(235,070)

Net profit/(loss) for the period	130,973	(725,254)	(103,348)	1,866,961	(2,285,206)	(325,639)

Net profit/(loss) attributable to:
Owners of the Group	93,778	(874,806)	(124,659)	1,731,103	(2,537,341)	(361,568)
Non-controlling interests	37,195	149,552	21,311	135,858	252,135	35,929

Net profit/(loss) for the period	130,973	(725,254)	(103,348)	1,866,961	(2,285,206)	(325,639)

Earnings per share
-Basic earnings/(loss) per share	0.08	(0.56)	(0.08)	1.51	(1.98)	(0.28)

-Diluted earnings/(loss) per share	0.08	(0.56)	(0.08)	1.51	(1.98)	(0.28)

-Basic earnings/(loss) per ADS	0.16	(1.12)	(0.16)	3.02	(3.96)	(0.56)

-Diluted earnings/(loss) per ADS	0.16	(1.12)	(0.16)	3.02	(3.96)	(0.56)

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	USD
Assets
Cash at bank	39,598,785	27,038,935	3,853,017
Restricted cash	11,145,838	11,677,686	1,664,057
Financial assets at fair value through profit or loss	28,892,604	30,782,221	4,386,431
Financial assets at fair value through other comprehensive income	—	1,280,826	182,516
Financial assets at amortized cost	3,011,570	2,588,882	368,913
Accounts and other receivables and contract assets	7,293,671	4,535,535	646,309
Loans to customers	129,693,954	111,370,640	15,870,189
Deferred tax assets	5,572,042	5,980,096	852,157
Property and equipment	180,310	142,849	20,356
Investments accounted for using the equity method	2,609	—	—
Intangible assets	874,919	988,869	140,913
Right-of-use assets	400,900	318,535	45,391
Goodwill	8,911,445	9,168,623	1,306,518
Other assets	1,444,362	575,413	81,996

Total assets	237,023,009	206,449,110	29,418,763

Liabilities
Payable to platform users	985,761	782,008	111,435
Borrowings	38,823,284	41,380,262	5,896,640
Customer deposits	—	3,446,018	491,054
Current income tax liabilities	782,096	765,850	109,133
Accounts and other payables and contract liabilities	6,977,118	6,049,571	862,057
Payable to investors of consolidated structured entities	83,264,738	55,667,639	7,932,575
Financing guarantee liabilities	4,185,532	3,660,024	521,549
Deferred tax liabilities	524,064	395,651	56,380
Lease liabilities	386,694	319,161	45,480
Convertible promissory note payable	5,650,268	5,895,520	840,105
Other liabilities	1,759,672	1,747,155	248,968

Total liabilities	143,339,227	120,108,859	17,115,375

Equity
Share capital	75	117	17
Share premium	32,142,233	27,025,375	3,851,085
Treasury shares	(5,642,768)	(5,642,768)	(804,088)
Other reserves	155,849	214,461	30,560
Retained earnings	65,487,099	62,949,758	8,970,269

Total equity attributable to owners of the Company	92,142,488	84,546,943	12,047,843

Non-controlling interests	1,541,294	1,793,308	255,544

Total equity	93,683,782	86,340,251	12,303,387

Total liabilities and equity	237,023,009	206,449,110	29,418,763

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	5,057,374	503,690	71,775	10,338,153	4,003,836	570,542
Net cash (used in)/generated from investing activities	(3,712,218)	(1,872,440)	(266,821)	(1,876,727)	649,607	92,568
Net cash (used in) financing activities	(8,053,741)	(8,969,996)	(1,278,214)	(19,675,057)	(13,159,057)	(1,875,151)
Effects of exchange rate changes on cash and cash equivalents	77,757	(94,812)	(13,511)	504,849	(9,495)	(1,353)

Net (decrease)/increase in cash and cash equivalents	(6,630,828)	(10,433,558)	(1,486,770)	(10,708,782)	(8,515,109)	(1,213,393)
Cash and cash equivalents at the beginning of the period	25,459,557	20,398,545	2,906,769	29,537,511	18,480,096	2,633,393
Cash and cash equivalents at the end of the period[1]	18,828,729	9,964,987	1,419,999	18,828,729	9,964,987	1,419,999

[1]

As of September 30, 2024, the Company held RMB9,965 million (US$1,420 million) of cash and cash equivalents and RMB27,039 million (US$3,853 million) of cash at bank. The difference between these two amounts, which is RMB17,074 million (US$2,433 million), is due to time deposits with original maturities of more than three months amounting to RMB17,079 million (US$2,434 million), and is offset by the provision for impairment losses of cash at bank amounting to RMB5 million (US$1 million).